SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of October 2013

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T
Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T
Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

FORWARD-LOOKING STATEMENTS

SIGNATURES

EXHIBITS

Exhibit Number
1	Announcement regarding Renewal of Continuing Connected Transactions dated October 24, 2013.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company’s competitive position; the Company’s business strategies and plans, including those relating to the Company’s networks, products and services, as well as sales and marketing, in particular, such networks, products and services, sales and marketing in respect of the Company’s 3G business; the Company’s future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, 3G services; and future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;

•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, 3G services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of competition on the demand and price of the Company’s telecommunications services;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	the results of the anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; and

•	changes in the political, economic, legal and social conditions in the PRC, including the PRC government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: October 25, 2013

	By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

Reference is made to the announcement dated 29 October 2010 in relation to the continuing connected transactions entered into by CUCL with Unicom Group and Unicom New Horizon, respectively, including the transactions under the 2010 Comprehensive Services Agreement.

The 2010 Comprehensive Services Agreement will expire on 31 December 2013.

The Board announces that on 24 October 2013, CUCL and Unicom Group entered into the 2013 Comprehensive Services Agreement to renew the relevant continuing connected transactions under the 2010 Comprehensive Services Agreement for a term of three years expiring on 31 December 2016.

Unicom Group is the ultimate parent company of the Company and, as at the date of this announcement, indirectly controls approximately 74.95% of the issued share capital of the Company through its shareholdings in Unicom BVI and Unicom Group BVI, which directly hold 40.93% and 34.02% of the issued share capital of the Company, respectively. As CUCL is a member of the Group and Unicom Group is a connected person of the Company, the transactions contemplated under the 2013 Comprehensive Services Agreement constitute continuing connected transactions of the Company for the purpose of Chapter 14A of the Listing Rules.

As the highest of the applicable percentage ratios (other than the profits ratio) in respect of the annual caps for each of the transactions contemplated under the 2013 Comprehensive Services Agreement will, on an annual basis, be more than 0.1% but less than 5%, such continuing connected transactions are only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and the annual review requirements set out in Rules 14A.37 to 14A.40 of the Listing Rules and are exempt from the independent shareholders’ approval requirements of Chapter 14A of the Listing Rules.

The Board (including the independent non-executive Directors but excluding the Directors who have abstained from voting) are of the opinion that the terms of the 2013 Comprehensive Services Agreement are on normal commercial terms, have been entered into in the ordinary and usual course of business of the Group and are fair and reasonable and in the interests of the Shareholders as a whole. The Board (including the independent non-executive Directors but excluding the Directors who have abstained from voting) are also of the opinion that the annual caps for each of the transactions contemplated under the 2013 Comprehensive Services Agreement are fair and reasonable.

1.	INTRODUCTION

Reference is made to the announcement dated 29 October 2010 in relation to the continuing connected transactions entered into by CUCL with Unicom Group and Unicom New Horizon, respectively, including the transactions under the 2010 Comprehensive Services Agreement.

The 2010 Comprehensive Services Agreement will expire on 31 December 2013.

The Board announces that on 24 October 2013, CUCL and Unicom Group entered into the 2013 Comprehensive Services Agreement to renew the relevant continuing connected transactions under the 2010 Comprehensive Services Agreement for a term of three years expiring on 31 December 2016.

2.	2013 COMPREHENSIVE SERVICES AGREEMENT

(a)	Introduction

Pursuant to the 2010 Comprehensive Services Agreement, Unicom Group and CUCL agreed to provide to each other or by one to the other services, including (i) telecommunications resources leasing; (ii) property leasing; (iii) value-added telecommunications services; (iv) materials procurement services; (v) engineering design and construction services; (vi) ancillary telecommunications services; (vii) comprehensive support services; and (viii) shared services.

On 24 October 2013, CUCL and Unicom Group entered into the 2013 Comprehensive Services Agreement to renew the above continuing connected transactions for a term of three years commencing on 1 January 2014 and expiring on 31 December 2016.

(b)	Details of the Transactions Contemplated under the 2013 Comprehensive Services Agreement

(1)	Telecommunications Resources Leasing

Unicom Group has agreed to lease to CUCL:

(i)	certain international telecommunications resources (including international telecommunications channel gateways, international telecommunications service gateways, international submarine cable capacity, international land cables and international satellite facilities); and

(ii)	certain other telecommunications facilities required by CUCL for its operations.

The rental charges for the leasing of international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such resources and telecommunications facilities provided that such charges would not be higher than market rates. CUCL will be responsible for the on-going maintenance of such international telecommunications resources. CUCL and Unicom Group will determine and agree which party is to provide maintenance service to the telecommunications facilities referred to in paragraph (ii) above. Unless otherwise agreed by CUCL and Unicom Group, such maintenance service charges would be borne by CUCL. If Unicom Group is responsible for maintaining any telecommunications facilities referred to in paragraph (ii) above, CUCL will pay to Unicom Group the relevant maintenance service charges which will be determined with reference to market rates, or where there is no market rates, be agreed between the parties and determined on a cost-plus basis. The net rental charges and service charges due to Unicom Group for the provision of the above telecommunications resources leasing will be settled between CUCL and Unicom Group on a quarterly basis.

(2)	Property Leasing

CUCL and Unicom Group have agreed to lease to each other properties and ancillary facilities belonging to CUCL or Unicom Group (including their respective branch companies and subsidiaries).

The rental charges payable by CUCL or Unicom Group are based on market rates or the depreciation charges and taxes in respect of each property, provided that such rental charges will not be higher than the market rates. The rental charges are payable quarterly in arrears and are subject to review every year to take into account the then prevailing market rates of the properties leased in that year.

(3)	Provision of Value-added Telecommunications Services

Unicom Group (or its subsidiaries) has agreed to provide the customers of CUCL with various types of value-added telecommunications services.

CUCL will settle the revenue generated from the value-added telecommunications services with the branches of Unicom Group (or its subsidiaries) on the condition that such settlement will be based on the average revenue for independent value-added telecommunications content providers who provide value-added telecommunications content to CUCL in the same region. The revenue will be settled on a monthly basis.

(4)	Provision of Materials Procurement Services

Unicom Group has agreed to provide comprehensive procurement services for imported and domestic telecommunications materials and other domestic non-telecommunications materials to CUCL. Unicom Group has also agreed to provide services on management of tenders, verification of technical specifications, installation, consulting and agency services.

In addition, Unicom Group will sell cable, modem and other materials operated by itself to CUCL and will also provide storage and logistics services in relation to the above materials procurement.

Charges for the provision of materials procurement services are calculated at the rate of:

(i)	up to 3% of the contract value of those procurement contracts in the case of domestic materials procurement; and

(ii)	up to 1% of the contract value of those procurement contracts in the case of imported materials procurement.

The charges for the provision of materials operated by Unicom Group are determined by reference to the following pricing principles:

(A)	the government fixed price;

(B)	where there is no government fixed price but a government guidance price exists, the government guidance price;

(C)	where there is neither a government fixed price nor a government guidance price, the market price; or

(D)	where none of the above is applicable, the price to be agreed between the parties and determined on a cost-plus basis.

The charges for the provision of storage and logistics services are determined by reference to the market price, which is determined by reference to the following:

(I)	the price charged by an independent third party providing the services in the same or nearby location in an ordinary business transaction; or

(II)	the price charged by an independent third party providing the services in the PRC in an ordinary business transaction.

The service charges due to Unicom Group will be settled on a monthly basis.

(5)	Provision of Engineering Design and Construction Services

Unicom Group has agreed to provide engineering design, construction and supervision services and IT services to CUCL. Engineering design services include planning and design, engineering inspection, telecommunications electronic engineering, telecommunications equipment engineering and corporate telecommunications engineering. Construction services include services relating to telecommunications equipment, telecommunications routing, power supplies, telecommunications conduit, and technical support systems. IT services include services relating to office automation, software testing, network upgrading, research and development of new business, and development of support systems.

The charges for the provision of engineering design and construction services are determined by reference to the market price, which is determined by reference to the following:

(i)	the price charged by an independent third party providing the services in the same or nearby location in an ordinary business transaction; or

(ii)	the price charged by an independent third party providing the services in the PRC in an ordinary business transaction.

The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided.

(6)	Provision of Ancillary Telecommunications Services

Unicom Group has agreed to provide ancillary telecommunications services to CUCL. These services include certain telecommunications pre-sale, on-sale and after-sale services such as assembling and repairing of certain telecommunications equipment, sales agency services, printing and invoice delivery services, maintenance of telephone booths, customers acquisitions and servicing and other customers’ services.

The charges payable for the provision of ancillary telecommunications services are determined by reference to the following pricing principles:

(i)	the government fixed price;

(ii)	where there is no government fixed price but a government guidance price exists, the government guidance price;

(iii)	where there is neither a government fixed price nor a government guidance price, the market price; or

(iv)	where none of the above is applicable, the price to be agreed between the parties and determined on a cost-plus basis.

The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided.

(7)	Provision of Comprehensive Support Services

Unicom Group and CUCL have agreed to provide comprehensive support services to each other, including dining services, facilities leasing services (excluding those facilities which are provided under the paragraph headed “Provision of Telecommunications Resources Leasing” above), vehicle services, health and medical services, labour services, security services, hotel and conference services, gardening services, decoration and renovation services, sales services, construction agency, equipment maintenance services, market development, technical support services, research and development services, sanitary services, parking services, staff trainings, storage services, advertising services, marketing, property management services, information and communications technology services (including construction and installation services, system integration services, software development, product sales and agent services, operation and maintenance services, and consultation services).

The service charges are determined by reference to the following pricing principles:

(i)	the government fixed price;

(ii)	where there is no government fixed price but a government guidance price exists, the government guidance price;

(iii)	where there is neither a government fixed price nor a government guidance price, the market price; or

(iv)	where none of the above is applicable, the price to be agreed between the parties and determined on a cost-plus basis.

The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided.

(8)	Provision of Shared Services

Unicom Group and CUCL have agreed to provide shared services to each other, including, but not limited to, the following:

(i)	CUCL will provide headquarter human resources services to Unicom Group;

(ii)	Unicom Group and CUCL will provide central business support services to each other;

(iii)	CUCL will provide trust services related to the services referred to in paragraphs (i) and (ii) above to Unicom Group; and

(iv)	Unicom Group will provide premises to CUCL and other shared services requested by its headquarters.

In relation to the services referred to in paragraph (ii) above, CUCL will provide support services, such as billing and settlement services provided by the business support centre and operational statistics reports.

Unicom Group will provide support services, including telephone card production, development and related services, maintenance and technical support and management services in relation to the telecommunications card operational system.

Unicom Group and CUCL will share the costs related to the shared services proportionately in accordance with their respective total assets value, except that the total assets value of the overseas subsidiaries and the listed company of Unicom Group will be excluded from the total asset value of Unicom Group, and the shared costs proportion will be agreed between Unicom Group and CUCL in accordance with the total assets value set out in the financial statements provided to each other, as adjusted in accordance with their respective total assets value on an annual basis.

(c)	Conditions to the 2013 Comprehensive Services Agreement Becoming Effective

The 2013 Comprehensive Services Agreement will become effective (i) upon approval by the board of directors of the Company; (ii) upon approval by the general meeting of Unicom A Share Company; and (iii) after it has been duly signed and stamped by each of the Company and Unicom A Share Company.

Conditions (i) and (iii) above have been satisfied as at the date of this announcement. The general meeting of Unicom A Share Company is expected to take place on 29 November 2013.

(d)	Reasons For and Benefits of the Transactions Contemplated under the 2013 Comprehensive Services Agreement

The services to be provided by Unicom Group pursuant to the 2013 Comprehensive Services Agreement are essential to the on-going operation of the Group’s business activities. The terms, conditions and charges of the services are determined in accordance with the appropriate tariffs and standards prescribed by the relevant PRC regulatory authorities and/or by reference to market rates and/or by reference to the cost of providing the respective services or facilities. Due to the long-standing cooperation between Unicom Group and the Group, Unicom Group has developed an in-depth understanding of the Group’s general business needs and is therefore able to provide high quality services to meet the Group’s demands. Accordingly, the service arrangements with Unicom Group under the 2013 Comprehensive Services Agreement will enable the Group to receive high quality services at competitive prices and in a timely manner.

3.	ANNUAL CAPS

The annual caps for the continuing connected transactions contemplated under the 2013 Comprehensive Services Agreement are set out below:

Continuing Connected Transaction		Annual Cap for Each of the Three Years Ending 31 December 2016

1.	Telecommunications Resources Leasing	RMB0.6 billion (equivalent to HK$758 million)

2.	Property Leasing	Amount payable by CUCL: RMB1.5 billion (equivalent to HK$1,896 million)	Amount payable by Unicom Group: RMB0.1 billion (equivalent to HK$126 million)

3.	Value-added Telecommunications Services	RMB0.5 billion (equivalent to HK$632 million)

4.	Materials Procurement Services	RMB1.0 billion (equivalent to HK$1,264 million)

5.	Engineering Design and Construction Services	RMB5.5 billion (equivalent to HK$6,952 million)

6.	Ancillary Telecommunications Services	RMB3.0 billion (equivalent to HK$3,792 million)

7.	Comprehensive Support Services	Amount payable by CUCL: RMB1.0 billion (equivalent to HK$1,264 million)	Amount payable by Unicom Group: RMB0.2 billion (equivalent to HK$253 million)

8.	Shared Services	Amount payable by CUCL: RMB0.5 billion (equivalent to HK$632 million)	Amount payable by Unicom Group: RMB0.1 billion (equivalent to HK$126 million)

The bases for the annual caps for the continuing connected transactions contemplated under the 2013 Comprehensive Services Agreement are set out below.

(1)	Telecommunications Resources Leasing under the 2013 Comprehensive Services Agreement

For the two years ended 31 December 2011 and 2012 and the six months ended 30 June 2013, the total charges paid by CUCL to Unicom Group for telecommunications facilities leasing under the 2010 Comprehensive Services Agreement amounted to RMB307 million (equivalent to HK$388 million), RMB293 million (equivalent to HK$370 million) and RMB164 million (equivalent to HK$207 million), respectively. The annual cap for the total charges payable by CUCL to Unicom Group for telecommunications facilities leasing under the 2010 Comprehensive Services Agreement was RMB0.6 billion (equivalent to HK$758 million) for each of the three years ended/ending 31 December 2011, 2012 and 2013.

Based on the historical charges paid by CUCL to Unicom Group, the annual depreciation charges, the current market rates and the telecommunications resources expected to be leased from Unicom Group in the next three years, the total charges payable by CUCL to Unicom Group for telecommunications resources leasing under the 2013 Comprehensive Services Agreement in each of the three years ending 31 December 2014, 2015 and 2016 is not expected to exceed RMB0.6 billion (equivalent to HK$758 million). Accordingly, this amount has been set as the annual cap for this continuing connected transaction.

(2)	Property Leasing under the 2013 Comprehensive Services Agreement

For the two years ended 31 December 2011 and 2012 and the six months ended 30 June 2013, the total rental charges paid by CUCL to Unicom Group for property leasing under the 2010 Comprehensive Services Agreement amounted to RMB954 million (equivalent to HK$1,206 million), RMB922 million (equivalent to HK$1,165 million) and RMB460 million (equivalent to HK$581 million), respectively. The annual cap for the total rental charges payable by CUCL to Unicom Group for property leasing under the 2010 Comprehensive Services Agreement was RMB1.5 billion (equivalent to HK$1,896 million) for each of the three years ended/ending 31 December 2011, 2012 and 2013, respectively.

Based on the historical rental charges paid by CUCL to Unicom Group, the annual depreciation charges, the current market rates and the extent and volume of property leasing which CUCL is expected to require from Unicom Group in the next three years, the total rental charges payable by CUCL to Unicom Group for property leasing under the 2013 Comprehensive Services Agreement in each of the three years ending 31 December 2014, 2015 and 2016 is not expected to exceed RMB1.5 billion (equivalent to HK$1,896 million). Accordingly, this amount has been set as the annual cap for this continuing connected transaction.

For the two years ended 31 December 2011 and 2012 and the six months ended 30 June 2013, there were no rental charges payable by Unicom Group to CUCL for property leasing under the 2010 Comprehensive Services Agreement. The annual cap for the total rental charges payable by Unicom Group to CUCL for property leasing under the 2010 Comprehensive Services Agreement was RMB0.1 billion (equivalent to HK$126 million) for each of the three years ended/ending 31 December 2011, 2012 and 2013, respectively.

Based on the historical rental charges paid by Unicom Group to CUCL, the annual depreciation charges, the current market rates and the extent and volume of property leasing which Unicom Group is expected to require from CUCL in the next three years, the total rental charges payable by Unicom Group to CUCL for property leasing under the 2013 Comprehensive Services Agreement in each of the three years ending 31 December 2014, 2015 and 2016 is not expected to exceed RMB0.1 billion (equivalent to HK$126 million). Accordingly, this amount has been set as the annual cap for this continuing connected transaction.

(3)	Provision of Value-added Telecommunications Services under the 2013 Comprehensive Services Agreement

For the two years ended 31 December 2011 and 2012 and the six months ended 30 June 2013, the total revenue paid by CUCL to Unicom Group for the provision of value-added telecommunications services under the 2010 Comprehensive Services Agreement amounted to RMB51 million (equivalent to HK$64 million), RMB13 million (equivalent to HK$16 million) and RMB20 million (equivalent to HK$25 million), respectively. The annual cap for the total revenue payable by CUCL to Unicom Group for the provision of value-added telecommunications services under the 2010 Comprehensive Services Agreement for each of the three years ended/ending 31 December 2011, 2012 and 2013 was RMB0.5 billion (equivalent to HK$632 million).

Based on the historical charges paid by CUCL to Unicom Group and the valued-added telecommunications services expected to require from Unicom Group in the next three years, the total charges payable by CUCL to Unicom Group for the valued-added telecommunications services under the 2013 Comprehensive Services Agreement in each of the three years ending 31 December 2014, 2015 and 2016 is not expected to exceed RMB0.5 billion (equivalent to HK$632 million). Accordingly, this amount has been set as the annual cap for this continuing connected transaction.

(4)	Provision of Materials Procurement Services under the 2013 Comprehensive Services Agreements

For the two years ended 31 December 2011 and 2012 and the six months ended 30 June 2013, the total charges paid by CUCL to Unicom Group for the provision of materials procurement services under the 2010 Comprehensive Services Agreement amounted to RMB227 million (equivalent to HK$287 million), RMB394 million (equivalent to HK$498 million) and RMB81 million (equivalent to HK$102 million), respectively. The annual cap for the total charges payable by CUCL to Unicom Group for the provision of materials procurement services under the 2010 Comprehensive Services Agreement was RMB1.0 billion (equivalent to HK$1,264 million) for each of the three years ended/ending 31 December 2011, 2012 and 2013, respectively.

Based on the historical charges paid by CUCL to Unicom Group and the extent and volume of materials procurement related services that CUCL is expected to require from Unicom Group in the next three years, the total charges payable by CUCL to Unicom Group for the provision of materials procurement services under the 2013 Comprehensive Services Agreement in each of the three years ending 31 December 2014, 2015 and 2016 is not expected to exceed RMB1.0 billion (equivalent to HK$1,264 million). Accordingly, this amount has been set as the annual cap for this continuing connected transaction.

(5)	Provision of Engineering Design and Construction Services under the 2013 Comprehensive Services Agreement

For the two years ended 31 December 2011 and 2012 and the six months ended 30 June 2013, the total charges paid by CUCL to Unicom Group for the provision of engineering design and construction services under the 2010 Comprehensive Services Agreement amounted to RMB2,728 million (equivalent to HK$3,448 million), RMB2,890 million (equivalent to HK$3,653 million) and RMB664 million (equivalent to HK$839 million), respectively. The annual cap for the total charges payable by CUCL to Unicom Group for the provision of engineering design and construction services under the 2010 Comprehensive Services Agreement was RMB3.5 billion (equivalent to HK$4,424 million) for each of the three years ended/ending 31 December 2011, 2012 and 2013, respectively.

Based on the historical charges paid by CUCL to Unicom Group and the extent and volume of engineering design and construction services that CUCL is expected to require from Unicom Group in the next three years, the total charges payable by CUCL to Unicom Group for the provision of engineering design and construction services under the 2013 Comprehensive Services Agreement in each of the three years ending 31 December 2014, 2015 and 2016 is not expected to exceed RMB5.5 billion (equivalent to HK$6,952 million). Accordingly, this amount has been set as the annual cap for this continuing connected transaction.

(6)	Provision of Ancillary Telecommunications Services under the 2013 Comprehensive Services Agreement

For the two years ended 31 December 2011 and 2012 and the six months ended 30 June 2013, the total charges paid by CUCL to Unicom Group for the provision of ancillary telecommunications services under the 2010 Comprehensive Services Agreement amounted to RMB1,174 million (equivalent to HK$1,484 million), RMB1,447 million (equivalent to HK$1,829 million) and RMB798 million (equivalent to HK$1,009 million), respectively. The annual cap for the total charges payable by CUCL to Unicom Group for the provision of ancillary telecommunications services under the 2010 Comprehensive Services Agreement was RMB2.0 billion (equivalent to HK$2,528 million) for each of the three years ended/ending 31 December 2011, 2012 and 2013.

Based on the historical charges paid by CUCL to Unicom Group and the extent and volume of ancillary telecommunications services that CUCL is expected to require from Unicom Group in the next three years, the total charges payable by CUCL to Unicom Group for ancillary telecommunications services under the 2013 Comprehensive Services Agreement in each of the three years ending 31 December 2014, 2015 and 2016 is not expected to exceed RMB3.0 billion (equivalent to HK$3,792 million). Accordingly, this amount has been set as the annual cap for this continuing connected transaction.

(7)	Provision of Comprehensive Support Services under the 2013 Comprehensive Services Agreement

For the two years ended 31 December 2011 and 2012 and the six months ended 30 June 2013, the total charges paid by CUCL to Unicom Group for the provision of support services under the 2010 Comprehensive Services Agreement amounted to RMB171 million (equivalent to HK$216 million), RMB240 million (equivalent to HK$303 million) and RMB131 million (equivalent to HK$166 million), respectively. The annual cap for the total charges payable by CUCL to Unicom Group for the provision of support services under the 2010 Comprehensive Services Agreement was RMB1.0 billion (equivalent to HK$1,264 million) for each of the three years ended/ending 31 December 2011, 2012 and 2013.

Based on the historical charges paid by CUCL to Unicom Group and the extent and volume of support services that CUCL is expected to require from Unicom Group in the next three years, the total charges payable by CUCL to Unicom Group for support services under the 2013 Comprehensive Services Agreement in each of the three years ending 31 December 2014, 2015 and 2016 is not expected to exceed RMB1.0 billion (equivalent to HK$1,264 million). Accordingly, this amount has been set as the annual cap for this continuing connected transaction.

For the two years ended 31 December 2011 and 2012 and the six months ended 30 June 2013, the total charges paid by Unicom Group to CUCL for the provision of support services under the 2010 Comprehensive Services Agreement amounted to RMB108 million (equivalent to HK$137 million), RMB93 million (equivalent to HK$118 million) and RMB37 million (equivalent to HK$47 million), respectively. The annual cap for the total charges payable by Unicom Group to CUCL for the provision of support services under the 2010 Comprehensive Services Agreement was RMB0.2 billion (equivalent to HK$253 million) for each of the three years ended/ending 31 December 2011, 2012 and 2013, respectively.

Based on the historical charges paid by Unicom Group to CUCL and the extent and volume of information and communications technology services that Unicom Group is expected to require from CUCL in the next three years, the total charges payable by Unicom Group to CUCL for the provision of information and communications technology services under the 2013 Comprehensive Services Agreement in each of the three years ending 31 December 2014, 2015 and 2016 is not expected to exceed RMB0.2 billion (equivalent to HK$253 million). Accordingly, this amount has been set as the annual cap for this continuing connected transaction.

(8)	Provision of Shared Services under the 2013 Comprehensive Services Agreement

For the two years ended 31 December 2011 and 2012 and the six months ended 30 June 2013, the total charges paid by CUCL to Unicom Group for shared services under the 2010 Comprehensive Services Agreement amounted to RMB177 million (equivalent to HK$224 million), RMB186 million (equivalent to HK$235 million) and RMB73 million (equivalent to HK$92 million), respectively. The annual cap for the total charges payable by CUCL to Unicom Group for shared services under the 2010 Comprehensive Services Agreement was RMB0.5 billion (equivalent to HK$632 million) for each of the three years ended/ending 31 December 2011, 2012 and 2013.

Based on the historical charges paid by CUCL to Unicom Group and the extent and volume of shared services which CUCL is expected to require from Unicom Group in the next three years, the total charges payable by CUCL to Unicom Group for shared services under the 2013 Comprehensive Services Agreement in each of the three years ending 31 December 2014, 2015 and 2016 is not expected to exceed RMB0.5 billion (equivalent to HK$632 million). Accordingly, this amount has been set as the annual cap for this continuing connected transaction.

For the two years ended 31 December 2011 and 2012 and the six months ended 30 June 2013, there were no charges payable by Unicom Group to CUCL for shared services under the 2010 Comprehensive Services Agreement. The annual cap for the total charges payable by Unicom Group to CUCL for shared services under the 2010 Comprehensive Services Agreement was RMB0.1 billion (equivalent to HK$126 million) for each of the three years ended/ending 31 December 2011, 2012 and 2013.

Based on the historical charges paid by Unicom Group to CUCL and the extent and volume of shared services which Unicom Group is expected to require from CUCL in the next three years, the total charges payable by Unicom Group to CUCL for shared services under the 2013 Comprehensive Services Agreement in each of the three years ending 31 December 2014, 2015 and 2016 is not expected to exceed RMB0.1 billion (equivalent to HK$126 million). Accordingly, this amount has been set as the annual cap for this continuing connected transaction.

4.	CONNECTION BETWEEN THE PARTIES

Unicom Group is the ultimate parent company of the Company and, as at the date of this announcement, indirectly controls approximately 74.95% of the issued share capital of the Company through its shareholdings in Unicom BVI and Unicom Group BVI, which directly hold 40.93% and 34.02% of the issued share capital of the Company, respectively. As CUCL is a member of the Group and Unicom Group is a connected person of the Company, the transactions contemplated under the 2013 Comprehensive Service Agreement constitute continuing connected transactions of the Company for the purpose of Chapter 14A of the Listing Rules.

5.	COMPLIANCE WITH THE LISTING RULES

As the highest of the applicable percentage ratios (other than the profits ratio) in respect of the annual caps for each of the transactions contemplated under the 2013 Comprehensive Services Agreement will, on an annual basis, be more than 0.1% but less than 5%, such continuing connected transactions are only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and the annual review requirements set out in Rules 14A.37 to 14A.40 of the Listing Rules and are exempt from the independent shareholders’ approval requirements of Chapter 14A of the Listing Rules.

6.	OPINION OF THE DIRECTORS

The Board (including the independent non-executive Directors but excluding the Directors who have abstained from voting) are of the opinion that the terms of the 2013 Comprehensive Services Agreement are on normal commercial terms, have been entered into in the ordinary and usual course of business of the Group and are fair and reasonable and in the interests of the Shareholders as a whole. The Board (including the independent non-executive Directors but excluding the Directors who have abstained from voting) are also of the opinion that the annual caps for each of the transactions contemplated under the 2013 Comprehensive Services Agreement are fair and reasonable.

As at the date of this announcement, as each of Mr. Chang Xiaobing, Mr. Lu Yimin, Mr. Tong Jilu and Mr. Li Fushen, being a director of the Company, is also a director of Unicom Group, they have abstained from voting on the board resolution to approve the transactions contemplated under the 2013 Comprehensive Services Agreement. Save as disclosed above, none of the Directors had a material interest in the transactions contemplated under the 2013 Comprehensive Services Agreement and no Director was required to abstain from voting on the board resolutions to approve such transactions.

7.	GENERAL INFORMATION

The Company was incorporated in Hong Kong on 8 February 2000. CUCL is a wholly-owned subsidiary of the Company established under the laws of the PRC. CUCL is a limited liability company incorporated on 21 April 2000 under the laws of the PRC, which is a wholly-owned subsidiary of the Company. Through CUCL and its other subsidiaries, the Company provides mobile services, fixed-line telecommunications services, data communications services, various value-added telecommunications services, domestic and international communications facilities services, and information and communications related system integration services in the PRC.

Unicom Group is a state-owned enterprise incorporated under the laws of the PRC and is the ultimate parent company of the Company. Unicom Group is principally engaged in telecommunications and related businesses in the PRC, including providing fixed-lined telephone, mobile, broadband and Internet-based services across the PRC.

8.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the meanings set out below:

“2010 Comprehensive Services Agreement”	the Comprehensive Services Agreement dated 29 October 2010 entered into by CUCL and Unicom Group

“2013 Comprehensive Services Agreement”	the Comprehensive Services Agreement dated 24 October 2013 entered into by CUCL and Unicom Group

“ADSs”	American Depositary Shares which are issued by The Bank of New York Mellon and traded on the New York Stock Exchange, each representing ownership of 10 Shares

“Board”	the board of directors of the Company

“Company”	(China Unicom (Hong Kong) Limited), a company incorporated under the laws of Hong Kong with limited liability and whose Shares and ADSs are listed on the Hong Kong Stock Exchange and the New York Stock Exchange, respectively

“connected person”	has the meaning ascribed to it in the Listing Rules

“controlling shareholder”	has the meaning ascribed to it in the Listing Rules

“CUCL”	(China United Network Communications Corporation Limited), a foreign-invested enterprise established under the laws of the PRC and a wholly-owned subsidiary of the Company

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“percentage ratio”	has the meaning ascribed to it in Chapter 14 of the Listing Rules

“PRC”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	the shareholders of the Company

“Shares”	ordinary shares of HK$0.10 each in the capital of the Company

“Unicom A Share Company”	(China United Network Communications Limited), a company incorporated in the PRC with limited liability, whose shares are listed on the Shanghai Stock Exchange and in which Unicom Group holds a 63.09% equity interest as at the date of this announcement, and an immediate controlling shareholder of Unicom BVI

“Unicom BVI”	China Unicom (BVI) Limited, a company incorporated under the laws of the British Virgin Islands in which Unicom Group holds a 17.90% equity interest and Unicom A Share Company holds a 82.10% equity interest as at the date of the announcement, and an immediate controlling shareholder of the Company

“Unicom Group”	(China United Network Communications Group Company Limited), a state-owned enterprise established under the laws of the PRC and the ultimate parent company of the Company

“Unicom Group BVI”	China Unicom Group Corporation (BVI) Limited, formerly known as China Netcom Group Corporation (BVI) Limited, a company incorporated in the British Virgin Islands in which Unicom Group holds a 100% equity interest, and an immediate controlling shareholder of the Company

“Unicom New Horizon”	(Unicom New Horizon Telecommunications Company Limited), a company incorporated under the laws of the PRC with limited liability and a wholly-owned subsidiary of CUCL

“WCDMA”	Wideband Code Division Multiple Access, a 3G wireless standard which operates in the 2100 MHz frequency band for both voice and data

This announcement contains translations between Renminbi and Hong Kong dollar amounts at RMB0.7911 = HK$1, being the exchange rate prevailing on 23 October 2013. The translations should not be taken as a representation that the Renminbi could actually be converted into Hong Kong dollars at that rate or at all.

By Order of the Board CHINA UNICOM (HONG KONG) LIMITED CHU KA YEE Company Secretary

Hong Kong, 24 October 2013

As at the date of this announcement, the Board comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen

Non-executive Director:	Cesareo Alierta Izuel

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny